SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period February 5, 2003

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana announces option conversion

ITEM 1

PRANA BIOTECHNOLOGY Limited	[LOGO]	N E W S R E L E A S E

Prana Announces Options Conversion

ABN Amro Morgans Limited To Fully Underwrite the Options Exchange

Melbourne, Australia — February 5, 2003 — Prana Biotechnology Limited (NASDAQ: PRAN; ASX: PBT), the Australian biotechnology company, reiterated today that ABN Amro Morgans Limited, a strong and penchant supporter of the Australian Biotechnology sector, will fully underwrite the option exercise expiring on March 1, 2003. Accordingly the underwriter will take up any options that are not exercised by the expiry date.

Prana has recently reported exciting results from its Phase II human clinical proof of concept trial of its strategy for developing therapeutic drugs for neurodegenerative disorders such as Alzheimer’s and Parkinson’s diseases. The Company is currently engaged in commercial negotiations with major pharmaceutical companies that have expressed strong interest in commercialising Prana’s science.

“On behalf of the board I would like to thank our loyal stockholders and ABN Amro Morgans Limited for their continued support of and belief in our efforts to fight neurodegenerative disease,” stated Geoffrey Kempler, Executive Chairman of Prana. “As previously stated, the option exercise will provide Prana with AU$3.5 million in continued working capital. These funds more than satisfy our existing working capital requirements, as we continue to develop commercial validation of our Metal Protein Attenuating Compounds (“MPAC”) theory of age-related and neurodegenerative disease, and continue to work towards key milestones, like collaborations with global pharmaceutical companies and demonstrations of proof of concept of our MPAC class of compounds.”

Prana’s current focus is the commercialization of its treatment for Alzheimer’s and other neurodegenerative disorders. The worldwide market for these products is approximately $5 billion. Prana’s scientists at Harvard Medical School and the University of Melbourne are pioneers in a global effort to develop treatments for these diseases. Prana has completed Phase II clinical trials with its lead compound, PBT-1, and demonstrated an initial proof of concept.

About Prana Biotechnology Limited
Based in Australia, incorporated in 1997 and listed on the Australian Stock Exchange in March 2000, Prana Biotechnology (Nasdaq: PRAN; ASX: PBT) was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. Its mission is to develop diagnostic and therapeutic drugs to treat the central disease pathways that cause degeneration of the brain as the aging process progresses. Prana’s technology has emerged from its researchers at prominent international institutions such as Massachusetts General Hospital at Harvard Medical School and the University of Melbourne. For further information, please visit our web site at www.pranabio.com.

PRANA BIOTECHNOLOGY Limited	[LOGO]	N E W S R E L E A S E

For more information contact:

Company	Media	Investor
Geoffrey Kempler, Prana	Ivette Almeida	Can Önen
+61 (3) 9690 7892	212-983-1702 ext. 209	212-983-1702 ext. 212
gkempler@pranabio.com	ivette.almeida@annemcbride.com	conen@annemcbride.com

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

NEITHER THE AUSTRALIAN STOCK EXCHANGE NOR ANY OTHER REGULATORY BODIES HAVE REVIEWED THIS NEWS RELEASE AND THEY NEITHER APPROVE NOR DISAPPROVE OF THE CONTENTS OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By /s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: February 5, 2003